UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BIOJECT MEDICAL TECHNOLOGIES INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09059T206

(CUSIP Number)

Mark A. Logomasini

26212 Dimension Drive, Suite 260

Lake Forest, California 92630

(949) 215-2755

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Mark A. Logomasini Mark A. Logomasini & Associates Inc. SEP Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,191,419
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 12,191,419
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,191,419
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.47%
14	TYPE OF REPORTING PERSON (See Instructions) IN; OO

1	NAMES OF REPORTING PERSONS Mark A. Logomasini
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,903,952
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,903,952
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,903,952
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.63%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAMES OF REPORTING PERSONS Mark A. Logomasini & Associates Inc. SEP Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,287,467
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 8,287,467
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,191,419
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.84%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1. Security and Issuer.

This statement relates to the common stock, no par value (the “Shares”), of Bioject Medical Technologies Inc., an Oregon corporation. The principal executive office of the issuer of such securities is located at 7180 SW Sandburg Street, Suite 100, Tigard, Oregon 97223.

Item 2. Identity and Background.

Mark A. Logomasini has been a member of the Board of Directors of the Issuer since December 2009 and has been the President and Chief Executive Officer of the Corporation since November 2011. The Mark A. Logomasini & Associates Inc. SEP Fund is a pension plan owned by Mark A. Logomasini, funded from Mark A. Logomasini & Associates, Inc. an entity within which Mark A. Logomasini was self-employed from 1994 to 2001.

During the past five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, none of the reporting persons was or is a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

Item 3. Source and Amount of Funds or Other Consideration.

On January 24, 2013, the Issuer entered into a Purchase Agreement (the “Agreement”) with each of Life Sciences Opportunities Fund II, L.P. (“LOF”) and Life Sciences Opportunities Fund II (Institutional), L.P. (“LOFI”), Edward Flynn, Mark A. Logomasini for the purchase of an aggregate of 99,455 shares of its Series H Convertible Preferred Stock (the “Series H Preferred”) at a price of $10.00 per share. Mr. Logomasini purchased 11,173 shares of Series H Preferred for an aggregate consideration of $111,173. Each share of Series H Preferred is convertible, at any time at the option of the holder, into shares of Common Stock at a conversion rate of $0.035 (subject to anti-dilution adjustments) or approximately 285.71 shares. The source of these funds was personal funds of $25,000 and the cancellation of the Issuer’s note dated June 29, 20122 payable to Mr. Logomasini, aggregating $86,733.87 in principal and interest and the cancellation of 78,948 of Issuer warrants to purchase common stock of the Issuer, at $.19 per share.

On February 15, 2013, Bioject Medical Technologies Inc. (the “Company”) entered into an employment agreement (the “Agreement”) with Mr. Mark Logomasini. Pursuant to the Agreement, Mr. Logomasini was granted a non-qualified stock option outside of, but on terms and conditions substantially identical to, the terms and conditions of the Company’s Restated 1992 Stock Incentive Plan, as amended, to purchase two million shares of the Company’s Common Stock (the “Option”), at $0.06 per share. The Option vests 1/3 annually on each of the first three anniversaries of the Agreement and has a term of 10 years. Immediately prior to the consummation of a Change in Control, as defined in the Agreement, all outstanding stock options held by Mr. Logomasini shall vest and he will have until the 30th day following the date of such acceleration (but not later than the original term of the option) to exercise such options, at which time the options will terminate.

On April 30, 2014, the Issuer completed a restructuring plan pursuant to which, in part, existing debt holders with notes aggregating approximately $921,838.36, exchanged their debt for 92,186 shares of Series I Preferred Stock (“Series I Preferred”). The Mark A. Logomasini & Associates Inc. SEP Fund converted debt and advances of $621,556.17 into 62,156 at a price of $10.00 per share.

Item 4. Purpose of Transaction.

Mark A. Logomasini and The Mark A. Logomasini & Associates Inc. SEP Fund acquired the Series H Preferred and the Series I Preferred for general investment purposes, and in order to provide operating capital to the Issuer.

So long as the at least 100,000 share of Series H Preferred are outstanding, the holders of a majority of the Series H Preferred may nominate two persons for election to the Issuer’s Board of Directors. So long as at least 50,000 shares of the Series I Preferred are outstanding, the holders of a majority of the Series I Preferred may nominate two persons for election to the Issuer’s Board of Directors.

Any dividend payable on the Issuer’s common stock will also be payable on the Series H and I Preferred on an as-converted basis. The Series H and I Preferred rank pari passu and are senior in rank to all other series of preferred stock and to the common stock. Upon liquidation of the Issuer, the holders of Series H and I Preferred Stock are entitled to a liquidation preference of $10.00 per share, respectively, prior to any payments to holders of common stock. On all matters voted upon by the shareholders of the Issuer, except as required by law, the Series H and I Preferred vote on an as converted basis together with the common stock as a single class (with each share of Series H and I Preferred casting a number of votes equal to the number of shares of common stock into which it is convertible). The affirmative vote or written consent of a majority of the holders of Series H and I Preferred, voting separately as a class, is required for (1) the creation of any senior or pari passu security, (2) payment of dividends on common stock, (3) any redemptions or repurchases of common stock or preferred stock except for purchases at fair market value upon termination of employment, (4)an increase or decrease in the number of authorized shares of preferred stock or common stock, (5) liquidation, dissolution, an acquisition of the Issuer or transfer of the Issuer’s assets, (6) material amendments, alterations, or repeals of the Issuer’s articles of incorporation or bylaws, (7) changes in the nature of the Issuer’s business, (8) any action that adversely affects the rights of the Series H and I Preferred, (9) certain redemptions of common and preferred stock of the Issuer, and (9) additional issuances or reservation for issuance of common stock to employees and directors other than shares currently issued or reserved.

Mark A. Logomasini and The Mark A. Logomasini & Associates Inc. SEP Fund have no present plans or proposals which relate or would result in the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer, except to the extent necessary to provide necessary operating capital to the Issuer, including a $100,000 secured loan.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by the persons identified in Item 2 is as follows:

Beneficial Owner	Aggregate Number of Shares Owned	Percentage of Class
Mark A. Logomasini	3,903,952(1)	4.63%
The Mark A. Logomasini & Associates Inc. SEP Fund	8,287,467(2)	9.84%

(1)	Includes 3,192,286 shares of common stock issuable upon conversion of 11,173 shares of Series H Preferred; (b) 45,000 shares of common stock issuable upon the exercise of the Option, which vested June 10, 2014; and (c) 666,666 shares of common stock issuable upon exercise of the Option, which vested February 15, 2014.

(2)	8,287,467 shares of common stock issuable upon conversion of 62,156 shares of Series I Preferred.

(b) The number of shares of common stock as to which there is sole power to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference.

(c) The following transactions in the common stock of the Issuer were effected within the last 60 days by the following named Reporting Persons:

None.

(d) Mark A. Logomasini and The Mark A. Logomasini & Associates Inc. SEP Fund have the right to receive all dividends on the Series H and I Preferred each owns.

(e) This statement is not being filed to report that as of the date hereof a reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities check the following.

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

In connection with the issuance of the Series H and I Preferred, the Issuer extended certain registration rights to the Funds, which obligated the Issuer to register with the Securities and Exchange Commission the shares of common stock issuable upon exercise of (a) the Series H and I Preferred within 180 days of demand by the majority of holders of remittable securities and to maintain the effectiveness of such registration statement until two years after it is declared effective.

See Item 4 for a description of voting rights applicable to the Series H and I Preferred, which information is incorporated herein by reference.

Neither Mark A. Logomasini nor The Mark A. Logomasini & Associates SEP Fund is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, divisions of profit or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit Title

1.	Article of Amendment to 2002 Restated Articles of Incorporation filed in Oregon January 18, 2013 (Incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed by the Issuer on January 29, 2013).

2.	Series H Convertible Preferred Stock Purchase Agreement dated January 24, 2013 between Bioject Medical Technologies Inc. Life Sciences Opportunities Fund II, L.P., Life Sciences Opportunities Fund Institutional) II, L.P., Edward Flynn and Mark Logomasini (Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by the Issuer on January 29, 2013).

3.	Registration Rights Agreement dated January 24, 2013 between Bioject Medical Technologies Inc., Life Sciences Opportunities Fund II, L.P., Life Sciences Opportunities Fund (Institutional) II, L.P., Edward Flynn, Mark Logomasini and the Investors listed on Exhibit A thereto (Incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by the Issuer on January 29, 2013).

4.	Logomasini Executive Employment Agreement dated February 15, 2013 (Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by the Issuer on February 20, 2013).

5.	Restructuring Agreement dated April 30, 2014. (Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by the Issuer on May 6, 2014).

6.	Registration Rights Agreement dated April 30, 2014. (Incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed by the Issuer on May 6, 2014).

7.	Articles of Amendment to 2002 Restated Articles of Incorporation of the Company, filed in Oregon April 28, 2014. (Incorporated by reference to Exhibit 10.5 to Current Report on Form 8-K filed by the Issuer on May 6, 2014).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: July 3, 2014

Mark A. Logomasini

/s/ Mark A Logomasini

Mark A. Logomasini & Associates SEP Fund.

By:	/s/ Mark A Logomasini
Mark A. Logomasini, Owner and Administrator